Exhibit 99.1

Glass House Brands Reports Fourth Quarter and Full Year 2022 Financial Results

- Reports record quarterly revenue of $32.2M, up 14% from Q3 2022

- Q4 Biomass production1 up 153% year-on-year and biomass revenue increased 140% year-on-year

- Record low quarterly cost per pound of $127, down 5% sequentially1,2

- Gross margin of 32%, increased from 31% in Q3 2022 and negative 2% in the prior year period

- Announced the intent to turn on an additional greenhouse at our SoCal Farm capable of producing 250,000 pounds of biomass1 annually when fully operational

- Accelerating our cash flow guidance of positive free cash flow excluding expansion capex from the third quarter of 2023 to the second quarter of 2023.3 We also expect to achieve positive adjusted EBITDA in Q2 and maintain it for the remainder of the year.4

- Anticipating cost of production to fall below $110 / lb. in the second half of 20231,2

- Conference Call to be Held March 13, 2023 at 5:00 p.m. ET

LONG BEACH, CA and TORONTO, March 13, 2023 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U) (OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for its fourth quarter ending December 31, 2022.

Fourth Quarter 2022 Highlights

(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)

•	Net Sales of $32.2 million increased 75% from $18.4 million in Q4 2021 and 14% sequentially from $28.3 million in Q3 2022.

•	Gross Profit was $10.2 million compared to $(0.4) million in Q4 2021 and $8.7 million in Q3 2022.

•	Gross Margin was 32%, compared to (2)% in Q4 2021 and gross margin of 31% in Q3 2022.

•	Adjusted EBITDA[4] was $(2.6) million, compared to $(9.1) million in Q4 2021 and $(2.7) million in Q3 2022.

•	Cost per Equivalent Dry Pound of Production[1,2] was $127 a decrease of 24% compared to the same period last year and down 5% sequentially versus Q3 2022. Equivalent Dry Pound Production[1] was 75,344 pounds, up 153% year-over-year and up 1% sequentially.

•	Cash balance was $14.1 million at quarter-end, down 19% from Q3 2022 quarter end.

Management Commentary

“ 2022 was a year of tremendous progress for Glass House Brands and I’m incredibly proud of our team. Over the past several quarters we’ve demonstrated the enormous potential of our marquee asset, the SoCal greenhouse that is 5.5 million square feet in size with 841,000 square feet currently dedicated to flowering and 420,000 dedicated to nursery operations that support all 3 of our farms as well as 3rd party clone and teen sales. This farm puts us firmly in the pole position to be the leader not just in California, the Mecca of cannabis, but the entire US, enabling us to consistently produce top quality cannabis in a highly efficient, low cost and profitable manner,” stated Kyle Kazan, Co-Founder, Chairman and CEO of Glass House.

“ Almost two weeks ago, we announced the intent to turn on an additional greenhouse at our SoCal Farm capable of producing 250,000 pounds of biomass annually when fully operational. Given that our current annual capacity across all three farms is approximately 300,000 pounds, this would represent a more than 80% increase in production capability. Our decision to expand capacity at this time is motivated by supply-demand fundamentals, cultivation licensing trends, our production cost, and pricing. Using 250,000 pounds of biomass at an average sales price of $275 per pound would add $68,750,000 of Gross Revenue and when multiplied by the Gross Margin from the 4th Quarter of 43%, it equals ~$30 million in additional gross margin dollars. We don’t know of any other company in the California cannabis industry that can turn on an idle cultivation asset in the current market environment and expect it to produce an attractive ROI, but we can. As the co-founder and a major shareholder in this company, this more than anything is what makes me excited about the future of Glass House, and it is especially gratifying to see current market conditions validate our build-for-the-long-term strategy.”

“ Since the time we brought the SoCal Farm online, my fellow Co-Founder Graham Farrar has consistently observed that we have been able to sell every pound we produced. As we closed out 2022 and moved into 2023, demand for our biomass continued to accelerate to a point where we sell our product much faster than we can grow it, as evidenced by our very low inventory on hand. We frequently finish weeks with inventory that represents less than one week of wholesale biomass sales, and are increasingly getting calls from brands and buyers who have seen their traditional sources of supply unable to satisfy their needs. With the unusually stormy weather conditions experienced in California over the past two months, supply has been constrained even further.”

“ Meanwhile, we have seen a sustained and steady rise in pricing since prices bottomed in July and August. As recently as late last year, discussions of wholesale flower prices rising above $600 seemed optimistic, yet this February, 47% of our flower sold for $600 or more versus less than 1% in Q4. We now estimate that our average selling price for biomass in Q1 23 will be $275 per pound, up from $236 per pound in Q4 22 and $204 in Q3 22. Since we announced our plan to move ahead with further expansion of production at the SoCal Farm, the most common question investors have asked is, “Prices may be rebounding now, but what if they start falling again?”

“ Thanks to our record low cost of production in Q4 of $127 per pound, even if prices fall, we’ll be well positioned to have a positive gross margin in wholesale biomass under almost any scenario; and with our low-cost structure, we can weather price swings even when others can’t. We are focused on maintaining the highest quality flower with the lowest cost structure in the industry to maximize our cashflow over the long run, and we believe that the events of the past two years have validated this approach.”

“ I am pleased with our fourth quarter results and proud of our team, as Glass House hit or exceeded our Q4 guidance. We hit a new record in the fourth quarter with revenues of $32.2 million, above the top end of our guidance of $30 to $32 million. Q4 revenues were up 75% versus a year ago and 14% above the third quarter. Cost per equivalent dry pound of production fell to a record low which was 24% lower year-over-year and a 5% reduction from the third quarter to $127 per pound versus guidance of US$135 per pound. Gross margin reached 32% in the fourth quarter, in line with our guidance from the Q3 results call, while Q4 biomass production rose 153% versus last year to over 75,000 pounds and also above third quarter levels, in only our second full quarter of operations at the SoCal Farm.”

“ In closing, I’d like to extend a warm invitation to all shareholders to join Glass House Brands Investor Sesh 2023, where investors can tour our unicorn greenhouse facility, ask questions directly to Graham and I along with the rest of our talented C-Suite and join our annual general shareholder meeting. There will be exclusive merchandise and Glass House Brands products, food and an Investor Relations booth. Last year’s event was the highlight of our corporate calendar and was attended by more than 150 people. I look forward to welcoming our shareholders to the event again this year – it will be held on Friday, June 23rd at 9am. Our transparency by personally meeting and providing tours to our investors is reflected in our company name and is another area of pride. Please join us in Southern California if you can!”

Fourth Quarter 2022 Operational Highlights

•	Glass House Brands Closes Second Tranche of Non-Brokered Private Placement of Equity Securities
•	Mission Green Launches New Clemency Initiative and Petitions President to Release Parker Coleman Who Is Serving 60 Years for Marijuana
•	Glass House Brands Appoints Benjamin Vega as General Counsel and Corporate Secretary
•	Glass House Brands Announces the Final Closing of the Series B Preferred Stock Offering, Fully Subscribed at $50M
•	Glass House Brands Expands Retail Presence with New Farmacy Dispensary in Isla Vista

Subsequent Events

•	Glass House Brands Announces the Closing of $4.7 million Series C Preferred Stock Offering
•	Glass House Brands to Attend the 25th Annual ICR Conference, Announces Preliminary Q4 2022 Financial Results
•	Glass House Brands Expands Retail Presence with New Farmacy Dispensary in Santa Ynez

•	Glass House Brands Congratulates the Weldon Project and Mission [Green] on the Release of Medical Cannabis Prisoner Luke Scarmazzo
•	Glass House Brands to Webcast Live at VirtualInvestorConferences.Com on February 23rd
•	Glass House Brands to Host Fourth Quarter and Year End 2022 Conference Call on March 13, 2022
•	Glass House Brands Announces Plans for Further Expansion of Cannabis Cultivation Capacity at its SoCal Farm
•	Glass House Brands to Participate in the 35th Annual Roth Conference to be Held March 12-14, 2023

Q4 2022 Financial Results Discussion

Net revenues for Q4 2022 were $32.2 million, 75% growth versus Q4 2021 and 14% sequential growth versus Q3 2022. This result was above the high end of our revised Q4 guidance of $31 million to $32 million.

Wholesale revenue of $15.6 million increased 140% versus Q4 2021 and grew 12% sequentially versus Q3 2022. In the quarter, product sold increased 184% year-on-year to over 66,000 pounds of equivalent dry weight.1 The increase in weight available for sale was driven by a 153% increase in production versus last year to over 75,000 pounds as a result of incremental production from the Company’s SoCal farm.

Retail revenue in Q4 of $10.6 million, increased by 64% sequentially and 106% year-over-year driven by incremental revenues from four retail locations we acquired in Q3. Excluding these locations, retail sales were $4.6 million, declining 3% sequentially and 11% year-on-year.

Wholesale CPG revenues were $6.0 million, a decline of 24% sequentially and 11% compared to the prior year. Over half of the sequential decline was the result of the initial Plus order in the third quarter to build inventory when we moved Plus to our distributor. This resulted in about $0.9 million in the decline in Q4 compared to Q3. Discounting also remains high, at 19% of gross sales in Q4, driven mainly by the relaunch of Plus edibles and the introduction of Allswell. In addition, we are seeing declines on Glass House Farms sales driven in part by declines in the flower segment of the market.

Gross profit was $10.2 million, or 32% of net revenues, compared to $(0.4) million, or (2)%, in Q4 2 021 and $8.7 million, or 31% in Q3 2022. This is the highest gross margin percent since Q2 2 021, the last quarter before wholesale prices began their large decline. The sequential increase in gross margin was primarily due to three reasons. First, average wholesale biomass selling price rose 16% sequentially in Q4 to $236 per pound. Second, equivalent dry pound cost of production fell 5% sequentially to $127 per pound. Third, retail gross margins increased 1% point from Q3 22 reflecting the higher margins from our acquired Natural Healing Center dispensaries. CPG gross margins of -15% were negatively impacted by incremental manufacturing costs and inventory write-offs from the Plus relaunch and heavy discounting behind the Plus relaunch and Allswell launch.

General and administrative expenses were $13.9 million for the quarter compared to $11.5 million in Q3 2022. The $2.4 million increase was primarily attributable to continued growth of our retail footprint which increased SG&A by $1.1 million, higher stock-based compensation expense of $0.8 million, bad debt expense of $0.4M related to Plus receivables move from their distributor prior to the acquisition to our distributor, and higher expense related to cannabis business licenses.

Sales and marketing expenses were $0.9 million, up 7% compared to Q3 2022, driven entirely by our growing retail footprint. It is worth noting here that Q4 22 marketing expense fell 27% year-over-year despite the 75% growth in our top line vs Q4 of last year. Professional fees were $1.9 million, down $1 million or 34% from Q3 2022 driven by a reduction in legal fees.

Depreciation and amortization in Q4 2022 was $3.4 million, which was flat to Q3.

Adjusted EBITDA4 loss shrunk to $2.6 million in the fourth quarter, a 4% reduction compared to the Q3 2022 loss of $2.7 million, driven by top line growth and gross margin expansion. Please note, the adjusted EBITDA4 result does not exclude the incremental manufacturing costs and inventory write offs associated with the Plus relaunch or the bad expense associated with the Plus distributor move.

As of December 31, 2022, the Company had $14.1 million in cash, including $3 million of restricted cash, down $3.4 million compared to Q3 2022. Cash used in operations was $9.2 million which was $1 million worse than Q3. Within the quarter, the company made $3.9 million of payments for income taxes at the state and federal level that didn’t occur in Q3. During the quarter we also extended additional credit terms to our distributor which reduced operating cash flow by ~$1.5 million and incurred roughly $0.8 million of expenses associated with the Plus relaunch.

Capital spending was $4.1million in Q4 compared to $3.2 million in Q3. An additional $2.5M of cap ex which was not forecast was needed at Camarillo to move the project toward completion and the remainder was spent to complete the majority of the store build outs for the Isla Vista and Santa Ynez dispensaries.

Year End 2022 Financial Results Discussion

Net revenues for 2022 were $90.9 million, an increase of 31% from 2021, primarily due to incremental wholesale biomass production/sales from the Company’s new SoCal Farm and expansion of the Company’s retail footprint.

Wholesale biomass revenue was $41.4 million, increasing 87% versus 2021. Product sold increased 149% year-on-year to over 172,000 pounds of equivalent dry weight.1 The increase in weight available for sale was driven by a 98% increase in production versus last year as a result of incremental production from the Company’s SoCal Farm in the second half of the year.

Retail revenue reached $26.7 million and increased by 23% versus 2021 driven by incremental revenues from the four retail locations we acquired in Q3.

Wholesale CPG revenues were $22.8 million and fell 11% versus 2021. The addition of PLUS Products starting in May helped buoy results for what was otherwise a very challenging year, as inflation dampened customer demand and led to intensified price competition amongst brands.

Additionally, issues with strain selection and excess inventory in the first half of the year resulted in a loss of momentum for the business and heavy price discounting.

Gross profit was $21.5 million, or 24% of net revenue, compared to $16.0 million and 23% of net revenue in 2021. The increase in gross margin was primarily due to an 87% increase in wholesale biomass revenue combined with a 24% decrease in the cost of production for biomass driven by output from the SoCal Farm.

General and administrative expenses were $45.8 million in 2022 compared to $33.8 million in 2021, an increase of 35%. The increase is attributable to higher operating expenses to support the expansion at the SoCal Farm, increased headcount to support overall growth and additional employee stock compensation.

Sales and marketing expenses were $3.4 million, and essentially held flat to 2021. Professional fees were $10.0 million, up 10% compared to 2021. The majority of the increase were legal fees incurred in the course of M&A.

Depreciation and amortization for the full year 2022 was $12.3 million compared to $4.8 million for the full year 2021. The increase is primarily due to the startup of production at the SoCal Farm beginning in Q2 of 2023.

Adjusted EBITDA4 loss was $21.4 million in the full year 2022 compared to a loss of $11.8 million for the full year 2021. The increase was due to a $20.3 million dollar increase in expenses, balanced by a $5.5 million rise in gross profit.

2023 Outlook

The Company is providing the following guidance for 2023 based on the strength of our fourth quarter results and current trends from the first quarter of 2023.

2023 Cash Flow and EBITDA4

With the improved wholesale pricing which we assume maintains for the balance of the year, we are accelerating our cash flow guidance of positive free cash flow excluding expansion capex from the third quarter of 2023 to the second quarter of 2023. We also expect to achieve positive adjusted EBITDA4 in Q2 2023 and maintain it for the remainder of the year.

Q1 2023 Outlook

We expect revenue to be between $27 million and $29 million. The decline vs. Q4 22 is being driven by the seasonal reduction in production of biomass due to lower sunlight levels in Q1 relative to Q4 and our assumption CPG sales will decline up to 20% due to the continued difficult retail environment and shipping holds being placed on non-paying retailers. Our average selling price for wholesale biomass is assumed at $275 per pound based on trends through the early part of March.

We expect gross margins to improve slightly from Q4 levels of 32% despite the lower seasonal production in cultivation and our projected Q1 23 cost of production of $200 per pound based on a projected 45,000 pounds of biomass production. The $200 pound level is a 16% reduction from Q1 22, and the projection of 45,000 pounds produced is a 169% increase vs. Q1 22.

In addition, we expect adjusted EBITDA4 to improve from Q4 but to be slightly negative. Our ending cash balance for Q1 23 is forecast to be ~$12.5 million.

2023 Fiscal Year

We are maintaining our revenue guidance of $160 million for 2023 but are shifting sales between our segments.5 As a result of the higher pricing in biomass wholesale and slightly higher production, we are increasing our wholesale revenue projection from $60 million to $85 million. We expect the average selling price to increase from Q1 through the remainder of the year as the mix of flower produced during the year increases with our wholesale biomass sales averaging a price of $300 per pound for the fiscal year.

We are reducing our CPG revenue guidance to $25 million from $35 million which considers the difficult retail landscape and our expectation we will be dealing with significant retailer distress and continued high levels of retail account shipping holds during the year.

In addition, we are reducing our retail revenue guidance to $50 million from $65 million because of the change in how excise tax is collected and due to the difficult conditions in the retail market. Effective January 1, 2023, retailers are now responsible for collecting and remitting excise tax to the state. This duty previously belonged to distributors. With this change, the cost of inventory to retailers is reduced by the amount of the excise tax and as a result it is no longer included in revenue but is charged to the consumer as a tax. This does not change the total gross margin dollars collected but reduces inventory cost and revenue by the same amount and results in a higher gross margin by about 10 percentage points.

Finally, for this fiscal year we expect to produce 310,000 pounds of biomass with a cost of production below $130 per pound for the fiscal year. We had originally provided annual guidance for our 3 farms of 270,000 lbs. of biomass but with the additional experience, we are now comfortable increasing our output guidance. This represents an increase of 62% vs. 2022 production and a reduction in costs of 9% based on the $130 per pound projected for the fiscal year. In the second half of 2023 we anticipate the cost of production will be below $110 per pound, a 15% decrease vs. the same period in 2022.

None of the above guidance includes any impact from the potential greenhouse expansion discussed earlier.

Financial results and analyses will be available on the Company’s investor relations website (https://ir.glasshousegroup.com/) and SEDAR (www.sedar.com).

Unaudited results, unless otherwise stated, all results are in U.S. dollars

	Net Income / (Loss)
(000's)	Q4 2022	Q3 2022	Q4 2021
Revenues, net	$32,189	$28,257	$18,360
Cost of goods sold	$21,969	$19,531	$18,725

Gross profit	$10,219	$8,726	$(365)
% of Net Sales	32%	31%	-2%

Expenses:
General and administrative	$13,912	$11,546	$13,528
Sales and marketing	$859	$804	$1,179
Professional fees	$1,876	$2,834	$2,080
Depreciation and amortization	$3,416	$3,441	$2,521

Total expenses	$20,063	$18,626	$19,307

Loss from operations	$(9,843)	$(9,900)	$(19,672)

Total other expense	$5,174	$(27,698)	$833

Provision for income taxes	$2,376	$2,630	$(1,739)

Net income (loss)	$(17,393)	$15,169	$(18,767)

(000's)	FY21	FY22
Revenues, net	$69,447	$90,891
Cost of goods sold	$53,427	$69,353

Gross profit	$16,019	$21,538
% of Net Sales	23%	24%

Expenses:
General and administrative	$33,781	$45,757
Sales and marketing	$3,531	$3,427
Professional fees	$9,078	$9,951
Depreciation and amortization	$4,767	$12,301

Total expenses	$51,157	$71,437

Loss from operations	$(35,138)	$(49,898)

Total other expense	$5,930	$(19,044)

Provision for income taxes	$3,298	$5,388

Net income (loss)	$(44,366)	$(36,243)

Adjusted EBITDA

(000's)	Q4 2022	Q3 2022	Q4 2021
Net income (loss)	$(17,393)	$15,169	$(18,767)
Interest	$2,168	$2,672	$544
Depreciation and amortization	$3,416	$3,441	$2,521
Taxes	$2,376	$2,630	$(1,739)
EBITDA (non-GAAP)	$(9,433)	$23,911	$(17,441)

Share-based Compensation Expense	$3,770	$2,812	$3,153
Stock Appreciation Rights Expense	$-	$-	$(43)
Loss on Equity Method Investments	$709	$871	$236
(Gain) Loss on Change in Fair Value of Derivative Liabilities	$(48)	$25	$-
Loss on Impairment of Investments	$-	$-	$818
Loss on Extinguishment of Debt	$-	$-	$-
Loss on Disposition of Subsidiary	$-	$-	$-
Start Up Costs	$319	$(131)	$1,663
Loss (income) on change in fair value of contingent
earnout liabilities	$2,086	$(31,122)	$(808)
Non-Operational Notes Receivable Bad Debt Reserve	$-	$-	$3,243
Non-Operational Related Professional Fees	$-	$935	$35
Adjusted EBITDA (non-GAAP)	$(2,597)	$(2,699)	$(9,144)

(000's)	FY21	FY22
Net income (loss)	$(44,366)	$(36,430)
Interest	$2,737	$7,608
Depreciation and amortization	$4,767	$12,488
Taxes	$3,298	$5,388
EBITDA (non-GAAP)	$(33,563)	$(10,945)

Share-based Compensation Expense	$8,710	$12,756
Stock Appreciation Rights Expense	$35	$(35)
Loss on Equity Method Investments	$1,089	$2,007
(Gain) Loss on Change in Fair Value of Derivative Liabilities	$(825)	$30
Loss on Impairment of Investments	$818	$-
Loss on Extinguishment of Debt	$-	$-
Loss on Disposition of Subsidiary	$6,090	$-
Start Up Costs	$1,663	$1,442
Loss (income) on change in fair value of contingent earnout liabilities	$(4,032)	$(28,869)
Non-Operational Notes Receivable Bad Debt Reserve	$3,243	$-
Non-Operational Related Professional Fees	$5,017	$2,261
Adjusted EBITDA (non-GAAP)	$(11,754)	$(21,354)

Select Balance Sheet Information

(000's)	Q4 2022	Q3 2022	Q4 2021
Cash, Cash Equivalents and Restricted Cash	$14,144	$17,536	$54,067
Accounts receivable, net	$5,653	$6,787	$2,894
Prepaid expenses and other current assets	$8,347	$7,590	$5,563
Inventory	$12,275	$12,749	$6,596
Total Current assets	$41,675	$45,263	$69,120
Operating lease right-of-use assets, net	$10,848	$10,293	$3,078
Property, plant and equipment, net	$216,717	$215,848	$195,799
Intangible Assets, Net and Goodwill	$70,315	$68,548	$10,549
Total Assets	$348,047	$348,851	$288,081

Accounts payable and accrued liabilities	$22,552	$23,012	$10,215
Income taxes payable	$7,502	$11,057	$5,039
Contingent earnout liability	$14,657	$12,933	$38,429
Total current liabilities	$54,418	$56,493	$56,747
Operating lease liabilities, net of current portion	$9,859	$9,160	$2,865
Notes payable, net of current portion	$62,619	$62,407	$44,817
Total Liabilities	$131,401	$129,856	$107,209
Preferred Equity Series B and C	$56,511	$42,692	$-
APIC, Accumulated Deficit and Non- Controlling Int.	$160,135	$176,303	$180,872
Total Shareholders' Equity	$216,646	$218,995	$180,872
Total Liabilities and Shareholders' Equity	$348,047	$348,851	$288,081

Equity Table

(000's)	Q4	Q3	Change	Comments
Total Equity Shares	68,220	66,505	1,716	Exercise of RSU's and Options and shares issued for interest payments of convertible debentures

Total Warrants
Series C	940	-	940	Exercise price of $5.00 with an expiration date of August 2027
Series B	10,000	8,445	1,555	Exercise price of $5.00 with an expiration date of August 2027
Series A	2,654	2,656	(2)	Exercise price of $10.00 with an expiration date of June 2024
SPAC	30,665	30,665	-	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	44,259	41,766	2,493

Stock Options	1,453	1,565	(112)	Exercise Price between $2.26 and $4.60 with expiration dates from October 2024 to October 2026
RSU's	1,983	3,541	(1,558)	Up to 3-year vesting through 2025
Total	3,436	5,106	(1,670)

Select Cash Flow Information

(000's)	Q4 2022	Q3 2022	Q4 2021
Net Income (Loss)	$(17,393)	$15,169	$(18,767)
Total adjustment to reconcile net loss to net cash in operating activities	$10,968	$(22,634)	$9,713
Cash from Net Income (Loss)	$(6,425)	$(7,465)	$(9,054)
Changes in Operating Assets and Liabilities	(2,737)	(764)	703
Cash Flow from Operating Activities	$(9,162)	$(8,229)	$(8,351)
Cash Flow from Investing Activities	$(4,852)	$(33)	$(13,701)
Cash Flow from Financing Activities	$10,621	$8,347	$47,257
Net Increase (decrease) in Cash and Cash Equivalents	$(3,393)	$85	$25,205

(000's)	FY21	FY22
Net Income (Loss)	$(44,366)	$(36,243)
Total adjustment to reconcile net loss to net cash in operating activities	$22,150	$(530)
Cash from Net Income (Loss)	$(21,215)	$(36,773)
Changes in Operating Assets and Liabilities	1,930	(3,873)
Cash Flow from Operating Activities	$(20,285)	$(40,646)
Cash Flow from Investing Activities	$(111,501)	$(29,201)
Cash Flow from Financing Activities	$181,318	$29,923
Net Increase (decrease) in Cash and Cash Equivalents	$49,532	$(39,923)

Revenue

(000's)		Retail (B2C)	Wholesale CPG (B2B)	Wholesale (Biomass (B2B)	Consolidated
2021	Q1	$4,983	$5,767	$4,491	$15,240
	Q2	$6,394	$6,090	$6,190	$18,674
	Q3	$5,220	$6,968	$4,984	$17,172
	Q4	$5,138	$6,718	$6,505	$18,360
2022	Q1	$4,858	$3,992	$5,122	$13,972
	Q2	$4,839	$4,945	$6,689	$16,473
	Q3	$6,440	$7,862	$13,954	$28,257
	Q4	$10,593	$5,989	$15,607	$32,189

2020	FY	$14,503	$13,264	$20,492	$48,260
2021	FY	$21,734	$25,543	$22,169	$69,447
2022	FY	$26,731	$22,788	$41,373	$90,891
% Change		23%	-11%	87%	31%

Sequential Growth
2022	Q1	-5%	-41%	-21%	-24%
	Q2	0%	24%	31%	18%
	Q3	33%	59%	109%	72%
	Q4	64%	-24%	12%	14%

Growth vs. LY
2022	Q1	-3%	-31%	14%	-8%
	Q2	-24%	-19%	8%	-12%
	Q3	23%	13%	180%	65%
	Q4	106%	-11%	140%	75%

Gross Margin

(000's)		Retail (B2C)	Wholesale CPG (B2B)	Wholesale (Biomass (B2B)	Consolidated
2021	FY	$9,419	$5,174	$1,427	$16,019
		43%	20%	6%	23%
2022	Q1	$2,084	$655	$(400)	$2,339
		43%	16%	-8%	17%
	Q2	$2,037	$89	$(1,872)	$254
		42%	2%	-28%	2%
	Q3	$2,637	$1,078	$5,011	$8,726
		41%	14%	36%	31%
	Q4	$4,476	$(917)	$6,661	$10,219
		42%	-15%	43%	32%
2022	FY	$11,234	$905	$9,400	$21,538
		42%	4%	23%	24%

Wholesale Biomass Production and Cost per Pound

		Cost per Equivalent Dry Pounds of Production	% Change to LY	Equivalent Dry Pounds of Production	% Change to LY	Ending Operational Canopy (000sq. ft)
2021	Q1	$243		15,686		332
	Q2	$193		23,094		332
	Q3	$179		28,268		332
	Q4	$166		29,738		332
2022	Q1	$238	-2%	16,729	7%	332
	Q2	$159	-18%	25,173	9%	332
	Q3	$134	-25%	74,624	164%	959
	Q4	$127	-24%	75,344	153%	959

2020	FY	$219		54,211		208
2021	FY	$189	-14%	96,785	79%	332
2022	FY	$143	-24%	191,870	98%	959

Wholesale Biomass Pounds Sold and Average Selling Price

		Equivalent Dry Pounds Sold	% Change to LY	Equivalent Dry Pounds Average Selling Price	% Change to LY
2021	Q1	12,708		$265
	Q2	14,351		$340
	Q3	18,793		$191
	Q4	23,300		$183
2022	Q1	17,894	41%	$188	-29%
	Q2	19,859	38%	$237	-30%
	Q3	68,512	265%	$204	7%
	Q4	66,127	184%	$236	29%

2020	FY	31,060		$553
2021	FY	69,153	123%	$233	-58%
2022	FY	172,392	149%	$218	-6%

Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.

Conference Call

The Company will host a conference call to discuss the results on today, March 13, 2023 at 5:00 p.m. Eastern Time.

Webcast:	Click here
Dial-In Number:	1-888-664-6392
Conference ID:	78528285
Replay:	1-888-390-0541
Replay Code:	528285 #

(replay available until 12:00 midnight Eastern Time Thursday, March 20, 2023)

Non-GAAP Financial Measures

Glass House defines EBITDA as Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (income) on equity method investments, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition related professional fees, and non-operational start-up costs.

EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.

The Company has provided a table above that provides a reconciliation of the Company’s net loss to Adjusted EBITDA for the three months ended December 31, 2022 compared to three months ended December 31, 2021 and three months ended September 30, 2022.

Footnotes and Sources:

1.	Includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
2.	Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
3.	We define free cash flow positive operations excluding expansion capex at the SoCal Farm for a given quarter as Net Cash used in Operating Activities plus Net Cash used in Investing Activities excluding capex spent for expansion at the SoCalFarm.
4.	EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.

5.	The Company has provided guidance that 2023 revenues will reach $160 million. The statement assumes the following in revenues from each source: 1) Annualized wholesale biomass sales of $85 million; 2) Annualized retail revenues of $50 million; 3) Annualized wholesale CPG revenues of $25 million.

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, please visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s ability: to fund and execute the planned addition of 250,000 pounds of annual biomass capacity at the SoCal Farm by late 2023; to accelerate achievement of its cash flow guidance of positive free cash flow excluding expansion capex from the third quarter of 2023 to the second quarter of 2023; to achieve positive adjusted EBITDA in Q2 2023 and maintain it for the remainder of the year; to reduce Cost per Equivalent Dry Pound of Production to below $110 per pound for the second half of 2023; to be a leader not just in California, but the entire US, consistently producing top quality cannabis in a highly efficient, low cost and profitable manner; to turn on an idle cultivation asset in the current market environment and to produce an attractive ROI; to be well-positioned to have a positive gross margin in wholesale biomass under almost any scenario; to weather cost swings with its low-cost structure even when its industry peers can’t; to maintain high quality biomass production with a low cost structure to maximize cashflow over the long run; to achieve its Q1 2023 guidance of: net revenue between $27 to $29 million, an average selling price for biomass of $275 per pound, a slightly improved gross margin over Q4 levels of 32%, cost per equivalent dry pound of $200 per pound on biomass production of 45,000 pounds, slightly improved adjusted EBITDA versus Q4 2022, slightly negative adjusted EBITDA and a quarter-end cash balance of $12.5 million; to reach $160 million in fiscal year 2023 net revenues driven by biomass wholesale revenue of $85 million, wholesale CPG revenue of $25 million and retail revenue of $50 million; and to produce 310,000 pounds of biomass with a cost per equivalent dry pound of $130 per pound for the entire 2023 fiscal year. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company’s Annual Information Form and other public filings on SEDAR at www.sedar.com Accordingly, readers should not place undue reliance on forward-looking statements.

For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

ir@glasshousegroup.com

562.264.5078

Mark Vendetti, CFO and Corporate Secretary

ir@glasshousegroup.com

562.264.5078

Investor Relations Contact:

ICR, Inc.

Reed Anderson

646-277-1260

Reed.Anderson@icrinc.com